                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.  )

                               NationsRent, Inc.
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                                (Name of Issuer)


                         Common Stock, $0.01 par value
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                         (Title of Class of Securities)



                                   638588 10 3
                                   -----------
                                 (CUSIP Number)

                          Stephen K. Roddenberry, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                           One Southeast Third Avenue
                              Miami, Florida 33131
                             Tel. No. (305) 374-5600

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               December 16, 1998
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]






                         (Continued on following pages)

                                  SCHEDULE 13D



CUSIP NO. 638588 10 3                                PAGE 2 OF 9
----------------------------                         ---------------------------


            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            James L. Kirk
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            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
    2
                                                                          (b)[ ]
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            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            PF
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States of America
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                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        12,000,100
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          -0-
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           12,000,100
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            12,000,100
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12      SHARES*                                                          [ ]


--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            21.8%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            IN
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
                                  SCHEDULE 13D



CUSIP NO. 638588 10 3                                PAGE 3 OF 9
----------------------------                         ---------------------------


            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Kirk Holdings Limited Partnership, a Nevada limited partnership
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
    2
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Nevada
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        12,000,100
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          -0-
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           12,000,100
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            12,000,100
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            21.8%
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            TYPE OF REPORTING PERSON*
    14
            PN
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
                                  SCHEDULE 13D


CUSIP NO. 638588 10 3                                PAGE 4 OF 9
----------------------------                         ---------------------------


            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Kirk Holdings, Inc., a Nevada corporation
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]

    2
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Nevada
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        12,000,100
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          -0-
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           12,000,100
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            12,000,100
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            21.8%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            CO
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

         The reporting persons listed on the cover pages to this Schedule 13D hereby make the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder.

ITEM 1.           SECURITY AND ISSUER.

                  This Statement relates to the common stock, par value $0.01 per share (the "Common Stock") of NationsRent, Inc., a Delaware corporation (the "Issuer"). The Issuer is an equipment rental company. The Issuer is headquartered at 450 East Las Olas Boulevard, Fort Lauderdale, Florida 33301.

ITEM 2.           IDENTITY AND BACKGROUND.

                  This Statement is being filed jointly by James L. Kirk, Kirk Holdings Limited Partnership, a Nevada limited partnership ("KHLP"), and Kirk Holdings, Inc., a Nevada corporation ("KHI"). Mr. Kirk's business address is 450 East Las Olas Boulevard, Fort Lauderdale, Florida 33301 and the business address of KHLP and KHI is 3276 Cliff Sieler Court, Las Vegas, Nevada 89117. Mr. Kirk is Chairman of the Board and Chief Executive Officer of the Issuer. Mr. Kirk is also the sole shareholder, officer and director of KHI and the sole limited partner of KHLP in his capacity as trustee of the James L. Kirk Revocable Trust Agreement dated June 24, 1986, as amended. KHI's principal business is to serve as the sole general partner of KHLP. KHLP's principal business is to make, hold, and manage certain of Mr. Kirk's investments in publicly-traded and other companies. Mr. Kirk is a citizen of the United States of America.




                  None of Mr. Kirk, KHLP or KHI has, during the last five years,
(a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS
                  OR OTHER CONSIDERATION.


                  Mr. Kirk was a co-founder of the Issuer in August 1997 and, along with certain other founders of the Issuer, contributed an aggregate of $48.4 million in equity capital to the Issuer which was funded at various times from September 1997 through June 1998 as required to complete acquisitions. Upon the founding of the Issuer, Mr. Kirk received 5,000 shares of common stock, which was recapitalized by the Issuer into 12,000,000 shares of Common Stock immediately prior to the Issuer's initial public offering. On September 2, 1998, Mr. Kirk acquired an additional 100 shares of Common Stock in open market purchases. Mr. Kirk used personal funds for the acquisition of shares of Common Stock.





                  On December 16, 1998, Mr. Kirk transferred 12,000,100 shares of Common Stock to KHLP.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Mr. Kirk, KHLP and KHI have acquired the Common Stock for investment purposes and none of the reporting persons have any plans or proposals which relate to or would result in any of the events or transactions described in Item 4(a)-(j) of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.


                  (a) and (b)       As of December 16, 1998, Mr. Kirk, KHLP and
KHI may be deemed to beneficially own 12,000,100 shares of Common Stock of the Issuer, representing approximately 21.8% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 55,020,452 shares of Common Stock deemed issued and outstanding as of December 16, 1998). Each of Mr. Kirk, KHLP and KHI has the sole power to vote and the sole power to dispose of each of the 12,000,100 shares of Common Stock which each may be deemed to beneficially own.





                 (c) Except for the transactions described herein, there have been no other transactions in any securities of the Issuer affected by Mr. Kirk, KHLP or KHI during the past 60 days.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


                  In connection with the Issuer's initial public offering which was consummated on August 12, 1998, Mr. Kirk, along with other officers, directors and certain security holders of the Issuer, entered into a lock-up agreement with the underwriters of the initial public offering. The lock-up agreement prohibits, among other things and with certain exceptions, the offer or sale of the Common Stock held by Mr. Kirk for a period of 180 days from August 7, 1998. Except as described herein, none of Mr. Kirk, KHLP or KHI is a party to any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.



ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

                  Not Applicable

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   /s/ James L. Kirk
                                   ---------------------------------------------
                                   James L. Kirk

Dated: December 28, 1998

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Kirk Holdings Limited Partnership


                                   By: Kirk Holdings, Inc., as general
                                       partner


                                   By: /s/ James L. Kirk
                                       -----------------------------------------
                                       James L. Kirk
                                       President, Treasurer and Secretary

Dated:  December 28, 1998

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Kirk Holdings, Inc.



                                   By: /s/ James L. Kirk
                                       ----------------------------------------
                                       James L. Kirk
                                       President, Treasurer and Secretary


Dated:  December 28, 1998